UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.___)


                   Big Sky Transportation Co.
                        (Name of Issuer)

                    1996 Series Common Stock
                 (Title of Class of Securities)

                           089539 20 9
                         (CUSIP Number)

        Kim B. Champney, President, 1601 Aviation Place,
               Billings, MT 59105, (406) 245-9449
    (Name, address and telephone number of person authorized to receive notices and communications)

                       September 28, 1998
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or
(4), check the following box. [ ]

                          SCHEDULE 13D

CUSIP NO. 089539 20 9

1.   Jon Marchi, ss# ###-##-####

2.   N/A

3.   SEC Use Only

4.   OO

5.

6.   Montana, USA

7.   61,084

8.   0

9.   61,084

10.  0

11.  61,084

12.

13.  5.2%

14.  IN

                          SCHEDULE 13D

Item 1.   Securities and Issuer

     Big Sky Transportation Co. ("Big Sky") is a small commuter air carrier, which operates passenger, freight and air carrier service in Montana. Big Sky's headquarters and air service "hub" is in Billings Montana. The Company transports passengers and freight to cities and town throughout Montana. The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings, MT 59105.

Item 2.   Identity and Background

     The reporting person, Jon Marchi, is a citizen of Montana.
     Mr. Marchi resides at 7783 Valley View Road, Polson MT 59860. Mr. Marchi's principal occupation is ranching.
     Mr. Marchi has not been convicted in a criminal proceeding during the last five years.
     Mr. Marchi is presently involved in dissolution of marriage proceedings. Mr. Marchi has not otherwise been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been over the past five years.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4 below.

Item 4.   Purpose of Transaction

     Mr Marchi now owns a total of 61,084 shares of Big Sky's 1996 Series Common Stock as a result of numerous acquisitions over the past several years, beginning in 1979. The most recent acquisition was 2,000 shares acquired on July 28, 1998, at the price of $1.375/share, through exercise of stock options through his Individual Retirement Account. This transaction was reported on SEC Form 4, dated August 16, 1998.

     In September 1998, Big Sky completed its Plan of Reorganization by which the number of its outstanding shares was reduced by means of a reverse stock split (ratio 5:1). Through the Plan of Reorganization, certain fractional shares and small-lot shares were eliminated through cash redemption. The total number of shares outstanding based upon Big Sky's most recent report dated September 23, 1998, from its transfer agent, shows 1,084,160 shares of 1996 Series Common Stock outstanding. As a result of the reduction in the number of outstanding shares, Mr. Marchi's ownership of Big Sky's Common Stock now exceeds 5%. Mr. Marchi's percentage ownership was also confirmed in Big Sky's recently concluded audit.


Item 5.   Interest in Securities of the Issuer

     As of September 23, 1998, Big Sky had 1,084,160 shares of 1996 Series Common Stock outstanding. As a result of the completion of the Plan of Reorganization and Mr. Marchi's stock ownership, the aggregate number and percentage of shares of Big Sky 1996 Series Common Stock owned by Mr. Marchi are as follows:

               Number of Shares         Percentage of Class
                    61,084                        5.2%

     Mr. Marchi's shares are either directly owned (21,264 shares) or indirectly owned through his Individual Retirement Account (39,820 shares). Mr. Marchi has the power to vote and dispose of these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Mr. Marchi is a Director of Big Sky and is Chairman of its Board. Mr Marchi is entitled to the award of certain stock options (up to 2,000 shares of 1996 Series Common Stock per year) under Big Sky's Directors' Composition, Meeting, and Compensation Plan. Mr. Marchi has no unexercised stock options of Big Sky as of this date.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 6, 1998

Signature:     /s/ Jon Marchi

Title:    Reporting Person